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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2006

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                    Yes  [ ]     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                    Yes  [ ]     No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                    Yes  [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.
August 18, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1   NAME AND ADDRESS OF COMPANY

         Neurochem Inc. ("Neurochem")
         275 Armand-Frappier Blvd.
         Laval, Quebec
         H7V 4A7


ITEM 2   DATE OF MATERIAL CHANGE

         August 9, 2006


ITEM 3   NEWS RELEASE

         A press release was disseminated by Canada NewsWire on August 9, 2006 from Laval, Quebec.


ITEM 4   SUMMARY OF MATERIAL CHANGE

         Neurochem announced that it has entered into a securities purchase agreement in respect of an equity line of credit facility. A copy of the agreement is filed separately.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         On August 9, 2006, Neurochem entered into a securities purchase agreement, in respect of an equity line of credit facility with a 24 month term, that provides Neurochem up to US $60 million of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over the term. Rodman & Renshaw acted as placement agent for this transaction. The agreement provides for an obligation for Neurochem to drawdown at least US $25 million over the two-year term of the facility.

         The agreement is conditional on the registration of the underlying securities and approval from the appropriate securities regulators.

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         This report is not being filed on a confidential basis.


ITEM 7   OMITTED INFORMATION

         N/A


ITEM 8   EXECUTIVE OFFICER

         For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at 450.680.4570.


ITEM 9   DATE OF REPORT

         August 17, 2006

                          SECURITIES PURCHASE AGREEMENT


         This Securities Purchase Agreement (this "Agreement") is dated as of August 9, 2006 by and between Neurochem Inc., a Canadian corporation (the "Company") and Cityplatz Limited, a British Virgin Islands corporation (the "Purchaser"). Capitalized terms used in this Agreement and not otherwise defined shall have the meanings ascribed to them in Article I.

         WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to issue and sell to Purchaser from time to time as provided herein, and Purchaser shall be obligated to purchase from the Company up to $60,000,000 worth of shares of Common Stock on, in the United States, a private placement basis pursuant to an exemption from registration under Section 4(2) of the Security Act of 1933; and

         WHEREAS, it is the intention of the parties that the Purchaser shall be entitled to resell shares of Common Stock acquired hereunder pursuant to a resale registration statement to be filed by the Company pursuant to the terms of the Registration Rights Agreement between the Company and the Purchaser which shall have been declared effective by the Commission prior to the delivery of the first Draw Down Notice.

         NOW, THEREFORE, in consideration of the foregoing premises, and the promises and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I.
                                  DEFINITIONS

         1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following have the meanings indicated in this Section 1.1:

              "$" or "Dollars" shall mean and be a reference to United States dollars;

              "Action" shall have the meaning ascribed to such term in Section 3.1(j).

              "Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144. With respect to the Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

              "Aggregate Purchase Price" shall have the meaning ascribed to such term in Section 6.1(e).

              "Business Day" means any day except Saturday, Sunday, any day which shall be a legal holiday in the United States, Canada or Quebec any day on which banking institutions in the State of New York, Canada or Quebec are authorized or required by law or other governmental action to close.

              "Change of Control Transaction" means the occurrence after the date hereof of any of (i) an acquisition by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company without objection from the Company, or (ii) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 66-2/3% of the aggregate voting power of the Company or the successor entity of such transaction, or (iii) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 66-2/3% of the aggregate voting power of the acquiring entity immediately after the transaction, or (iv) a replacement within a two-year period from the date hereof of more than one-half of the members of the Company's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), or (v) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (i) through (iv) above.

              "Canadian Commission" means a securities regulatory authority of a Province of Canada.

              "Commissions" means collectively the Securities and Exchange Commission of the United States and Canadian Commissions.

              "Commencement Date" shall mean the Trading Day immediately following the date on which the applicable Draw Down Notice is delivered to the Purchaser.

              "Commitment Amount" shall have the meaning assigned to such term in Section 2.1 hereof.

              "Commitment Period" shall mean the period of 24 consecutive months commencing immediately after the Effective Date.

              "Common Stock" means the common shares of the Company, no par value, and any other class of securities into which such securities may hereafter be reclassified or changed into.

              "Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

              "Company Counsel" means Davies Ward Phillips & Vineberg LLP.

              "Disclosure Schedules" means the Disclosure Schedules of the Company delivered concurrently herewith.

              "Draw Down" shall have the meaning assigned to such term in
Section 6.1(a) hereof.

              "Draw Down Notice" shall have the meaning assigned to such term in
Section 6.1(e) hereof.

              "Draw Down Pricing Period" shall mean a period of up to [....]
consecutive Trading Days, in multiples of [...] Trading Days, beginning on the date specified in the Draw Down Notice; provided, however, the Draw Down Pricing Period shall not begin before the day on which receipt of such notice is delivered to Purchaser pursuant to Section 8.3 herein.

              "Draw Down Shares" shall mean the shares of Common Stock issuable pursuant to a Draw Down.

              "DTC" shall have the meaning assigned to such term in Section 6.1(f).

              "DWAC" shall have the meaning assigned to such term in Section 6.1(f).

              "Effective Date" means the date that the initial Registration Statement filed by the Company pursuant to the Registration Rights Agreement first becomes effective.

              "Equity Conditions" shall mean, during the period in question, (i) in which there is an effective Registration Statement pursuant to which the Purchaser is permitted to utilize the prospectus included therein to resell in the United States all of the Draw Down Shares (issued and to be issued pursuant to the applicable Draw Down) and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future, (ii) the Common Stock is trading on the Nasdaq Stock Market and all of the shares issuable pursuant to the applicable Draw Down Documents are listed or quoted (if applicable) for trading on the Nasdaq Stock Market (and the Company believes, in good faith, that trading of the Common Stock on the Nasdaq Stock Market will continue uninterrupted for the foreseeable future), (iii) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the Draw Down Shares (issued and to be issued pursuant to the applicable Draw Down), (iv) the issuance of the Draw Down Shares subject to the applicable Draw Down would not violate the limitations set forth in Section 4.8 and (v) the Company, directly or indirectly, has not provided the Purchaser with any material, non-public information that has not been made publicly available in a widely disseminated release or otherwise in a manner contemplated by Regulation FD under the Exchange Act.

              "Evaluation Date" shall have the meaning ascribed to such term in
Section 3.1(r).

              "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

              "Exempt Issuance" means the issuance of (a) shares of Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the members of the Board of Directors of the Company or a majority of the members of a committee of directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise, exchange or conversion price of any such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the directors.

              "FWS" means Feldman Weinstein & Smith LLP with offices located at 420 Lexington Avenue, Suite 2620, New York, New York 10170-0002.

              "GAAP" shall have the meaning ascribed to such term in Section 3.1(h).

              "Intellectual Property Rights" shall have the meaning ascribed to such term in Section 3.1(o).

              "Investment Amount" shall have the meaning assigned to such term in Section 6.1(e) hereof.

              "Liens" means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

              "Material Adverse Effect" shall have the meaning assigned to such term in Section 3.1(b).

              "Material Permits" shall have the meaning ascribed to such term in
Section 3.1(m).

              "Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

              "Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

              "Purchase Price" shall mean, with respect to Draw Down Shares purchased during each applicable Draw Down Pricing Period, 97% of the VWAP on the date in question during such Draw Down Pricing Period.

              "Purchaser Party" shall have the meaning ascribed to such term in
Section 4.7.

              "Registration Rights Agreement" means the Registration Rights Agreement, dated the date hereof, between the Company and the Purchaser, in the form of Exhibit A attached hereto.

              "Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchaser of the Shares.

              "Restricted Period" shall have the meaning ascribed to such term in Section 3.2(g).

              "Required Approvals" shall have the meaning ascribed to such term in Section 3.1(e).

              "Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

              "SEC Reports" shall have the meaning ascribed to such term in
Section 3.1(h).

              "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

              "Settlement" shall mean the electronic delivery of the Draw Down Shares through the Company's United States transfer agent.

              "Settlement Date" shall have the meaning assigned to such term in
Section 6.1(b).

              "Settlement Period" shall have the meaning assigned to such term in Section 6.1(b).

              "Shares" shall mean the Draw Down Shares.

              "Short Sales" shall include all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

              "Subsidiary" shall have the meaning ascribed to such term in
Section 3.1(a).

              "Threshold Price" shall mean the price per Share designated by the Company as the lowest VWAP during any Draw Down Pricing Period at which the Company shall sell its Common Stock in accordance with this Agreement, as set forth in each specific Draw Down Notice.

              "Trading Cushion" shall mean the [...] Trading Days between Draw Down Pricing Periods.

               "Trading Day" means a day on which the Common Stock is traded on a Trading Market.

              "Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: any tier of the Nasdaq Stock Market, the Toronto Stock Exchange, the American Stock Exchange, the New York Stock Exchange or the OTC Bulletin Board.

              "Transaction Documents" means this Agreement and the Registration Rights Agreement executed in connection with the transactions contemplated hereunder.

              "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on the Nasdaq Stock

Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time); (b) if the Nasdaq Stock Market is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Toronto Stock Exchange; (c) if the Toronto Stock Exchange is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the on the OTC Bulletin Board; (d) if prices for the Common Stock are then reported in the "Pink Sheets" published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (e) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchaser and reasonably acceptable to the Company.


                                  ARTICLE II.
                               PURCHASE AND SALE

         2.1. Purchase and Sale of Draw Down Shares. Upon the terms and subject to the conditions of this Agreement, the Company may, at its discretion, sell and issue to the Purchaser and the Purchaser shall be obligated to purchase from the Company, up to an aggregate of US$60,000,000 worth of shares of newly issued Common Stock (the "Commitment Amount").

         2.2. Closing of Draw Downs. Closing of any Draw Down shall take place at the offices of FWS, 420 Lexington Avenue, Suite 2620, New York, New York 10170 (i) at 10:00 a.m. local time, or (ii) at such other time and place as the Purchaser and the Company may agree upon. Within 5 Trading Days of the Delivery of a Draw Down Notice, the Company shall deliver or cause to be delivered to the Purchaser a legal opinion of Company Counsel, reasonably acceptable as to form and substance to Purchaser's counsel.


                                  ARTICLE III.
                         REPRESENTATIONS AND WARRANTIES

         3.1. Representations and Warranties of the Company. Except as set forth under the corresponding section of the Disclosure Schedules which Disclosure Schedules shall be deemed a part hereof and to qualify any representation or warranty otherwise made herein to the extent of such disclosure, the Company hereby makes the representations and warranties set forth below to the Purchaser:

              (a) Subsidiaries. All of the direct and indirect material subsidiaries (each, a "Subsidiary") of the Company are set forth on
     Schedule 3.1(a). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

              (b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents; each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where such violation or default or the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "Material Adverse Effect") and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. Notwithstanding the foregoing, for the purposes of this Agreement a Material Adverse Effect shall not include any data, results or announcement, position or decision by any regulatory agency with respect to eprodisate (Fibrillex(TM)).

              (c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

              (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company, the issuance and sale of the Shares and the consummation by the Company of the other transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (i), (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

              (e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, provincial, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) filings required pursuant to
     Section 4.5 of this Agreement, (ii) the filing with the Commissions of the Registration Statement, (iii) application(s) to each applicable Trading Market for the listing of the Shares for trading thereon in the time and manner required thereby, and (iv) the filing of Form D with the Securities and Exchange Commission of the United States and such filings as are required to be made under applicable state securities laws (collectively, the "Required Approvals").

              (f) Issuance of the Shares. The Shares are duly authorized and, when issued and paid for in full in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents and applicable U.S. and Canadian securities laws.

              (g) Capitalization. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company's stock option plans, the issuance of shares of Common Stock or other securities to employees pursuant to an employee stock purchase plan or other incentive plan or other programs in place or to be put in place from time to time by the Company and pursuant to the conversion or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act or other Exempt Issuances. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as publicly disclosed by the Company in SEC Reports or as a result of the purchase and sale of the Shares, there are no outstanding options, other than options granted under the Company's stock option plan, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents. The issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal, provincial and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Shares. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.


              (h) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it as a foreign private issuer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof (the "SEC Reports"), for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

              (i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The

     Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Shares contemplated by this Agreement or as set forth on Schedule 3.1(i), no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

              (j) Litigation. Except as disclosed by the Company in SEC Reports, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

              (k) Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect. None of the Company's or its Subsidiaries' employees is a member of a union that relates to such employee's relationship with the Company, and neither the Company or any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. No executive officer, to the knowledge of the Company, is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

              (l) Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

              (m) Regulatory Permits. To the knowledge of the Company, the Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not have or reasonably be expected to result in a Material Adverse Effect ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

              (n) Title to Assets. The Company and the Subsidiaries have good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

              (o) Patents and Trademarks. To the knowledge of the Company, except as set forth in SEC Reports, the Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the "Intellectual Property Rights") and neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy and confidentiality of all of their Intellectual Property Rights, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

              (p) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

              (q) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $[...] other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including stock option agreements under any stock option plan of the Company.

              (r) Sarbanes-Oxley; Internal Accounting Controls. The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the date hereof. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by the Company's most recently filed annual report on Form 40-F under the Exchange Act (such date, the "Evaluation Date"). The Company presented in its most recently filed annual report on Form 40-F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

              (s) Certain Fees. Other than a fee of [...]% of the Purchase Price of each Draw Down payable to Rodman & Renshaw, LLC on each Settlement Date, no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

              (t) Private Placement. Assuming the accuracy of the Purchaser representations and warranties set forth in Section 3.2, no registration in the United States under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser as contemplated hereby. The issuance and sale of the Shares hereunder does not contravene the rules and regulations of the Nasdaq Stock Market.

              (u) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act during the Commitment Period.

              (v) Registration Rights. Other than each of the Purchaser, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

              (w) Listing and Maintenance Requirements. The Company's Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

              (x) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, as at the date hereof the Company confirms that, neither it nor any other Person acting on its behalf has provided any of the Purchaser or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information and the Purchaser agrees that, at no time, shall the Company be obligated to provide any such information to the Purchaser or its agents or counsel, except in connection with Purchaser's obligations as an underwriter under the Securities Act, and then only pursuant to a non-disclosure agreement substantially in the form of Exhibit C hereto. The Company acknowledges and agrees that the Purchaser does not make and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

              (y) No Integrated Offering. Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering of the Shares contemplated hereby to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

              (z) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

              (aa) No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered any of the Shares by any form of general solicitation or general advertising. The Company is offering the Shares for sale only to the Purchaser, which is an "accredited investor" within the meaning of Rule 501 under the Securities Act and National Instrument 45-106 of the Canadian Securities Administrators ("NI-45-106").

              (bb) Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

              (cc) Accountants. To the knowledge of the Company, its auditors, KPMG LLP, is a registered public accounting firm as required by the Exchange Act.

              (dd) Acknowledgment Regarding Purchaser's Purchase of Shares. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser's purchase of the Shares. The Company further represents to the Purchaser that the Company's decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

              (ee) Intentionally Omitted.

              (ff) Regulation M Compliance. The Company has not, and will not during the term of this Agreement, and to its knowledge no one acting on its behalf has, or will during the term of this Agreement, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Shares, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and
     (iii), compensation paid to the Company's placement agent in connection with the placement of the Shares.

              (gg) Form F-10 Eligibility. The Company is eligible to register the resale of the Shares for resale by the Purchaser on Form F-10 promulgated under the Securities Act.

         3.2. Representations, Warranties and Certain Agreements of the Purchaser. Purchaser hereby represents and warrants as of the date hereof and as of each Closing Date to the Company as follows:

              (a) Organization; Authority. Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution, delivery and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

              (b) Own Account. Purchaser understands that the Shares are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Shares in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Shares (this representation and warranty not limiting the Purchaser's right to sell the Shares pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law. Purchaser is acquiring the Shares hereunder in the ordinary course of its business.

              (c) Purchaser Status. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, either: (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8)
     under the Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act and an "accredited investor" as defined under paragraph (m) of NI 45-106. Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

              (d) Experience of Purchaser. Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

              (e) General Solicitation. Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

              (f) Short Sales; Confidentiality. Other than the transaction contemplated hereunder, the Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, executed any transaction, including Short Sales, in the securities of the Company during the period commencing from the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person setting forth the material terms of the transactions contemplated hereunder until the date hereof. Other than to other Persons party to this Agreement, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction) and will continue to do so until such information is publicly disclosed by the Company.

              (g) Selling Restrictions.

                   (i) The Purchaser covenants that from and after the date hereof through and including the 90th day next following the termination of this Agreement (the "Restricted Period"), neither the Purchaser nor any of its Affiliates shall, directly or indirectly, sell any securities of the Company, except the Shares that it owns or reasonably expects to have the obligation to purchase as provided in a particular Draw Down Notice. During the Restricted Period, neither the Purchaser or any of its Affiliates shall sell any shares of Common Stock of the Company it does not "own" or have the unconditional right to receive (within the meaning of Rule 200 of Regulation SHO under the Exchange Act), including Shares in any account of the Purchaser or in any account directly or indirectly managed by the Purchaser or any of its Affiliates. Without limiting the generality of the foregoing, prior to and during the Restricted Period, neither the Purchaser nor any of its Affiliates nor any entity managed by the Purchaser or any of its Affiliates shall enter into a short position with respect to shares of Common Stock of the Company, including in any account of the Purchaser or in any account directly or indirectly managed by the Purchaser or any of its Affiliates or any entity managed by the Purchaser, except that the Purchaser may sell Shares that it is obligated to purchase under a pending Draw Down Notice but has not yet taken possession of, so long as the Purchaser covers any such sales with the Shares purchased pursuant to such Draw Down Notice; provided, however, that the Purchaser shall not be required to cover any such sales with the Shares purchased pursuant to such Draw Down Notice if the

     Company fails to deliver such Shares to the Purchaser on the applicable Settlement Date upon the terms and subject to the provisions of this Agreement. Prior to and during the Restricted Period, the Purchaser shall not grant any option to purchase or acquire any right to dispose or otherwise dispose for value of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants to purchase, any shares of Common Stock, or enter into any swap, hedge or other agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, except for such sales expressly permitted by this Section 3.2(g).

                   (ii) In addition to the foregoing, in connection with any sale of the Company's securities (including any sale permitted by paragraph
     (i) above), the Purchaser shall comply in all respects with all applicable laws, rules, regulations and orders, including, without limitation, the requirements of the Securities Act and the Exchange Act.


                                  ARTICLE IV.
                        OTHER AGREEMENTS OF THE PARTIES

         4.1.     Transfer Restrictions.

              (a) The Shares may only be disposed of pursuant to a Registration Statement or in connection with a pledge as contemplated in Section 4.1(c) or if a Registration Statement is not effective pursuant to an exemption from registration under state, provincial, and federal securities laws. In connection with any such exempt transfer, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing delivered to the Company to be bound by the terms of this Agreement and shall have the rights of the Purchaser under this Agreement and the Registration Rights Agreement, as to issued Shares only.

              (b) The Company acknowledges and agrees that the Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Shares to a financial institution in the United States that is an "accredited investor" as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and the Registration Rights Agreement and, if required under the terms of such arrangement, the Purchaser may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares, including, if the Shares are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under applicable Canadian securities legislation.

              (c) All Draw Down Shares shall be delivered without any restrictive legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

              (d) Purchaser agrees that it will sell any Shares in compliance with the Securities Act, including any applicable prospectus delivery requirements, and that if Shares are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

         4.2. Canadian Securities Law Exemption. The parties agree and acknowledge that it will be necessary, prior to the filing of a registration statement, to apply for and obtain an exemption from the applicable Canadian Securities Administrators from certain requirements in connection with Purchaser's role in the transactions contemplated by this Agreement including, without limitation, an exemption from the requirement that the Purchaser sign the prospectus of which the registration statement will form a part as an Underwriter.

         4.3. Furnishing of Information. As long as Purchaser owns any Shares during the Commitment Period, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.

         4.4. Other Offerings. Notwithstanding anything set forth herein, subject to applicable law, the Company may proceed, at its discretion with other financings from time to time including, without limitation, debt financings from commercial or other lenders or the distribution of debt or equity securities, whether by way of public offering or private placement.

         4.5. Securities Laws Disclosure; Publicity. The Company shall, promptly following the execution and delivery hereof, issue a press release, disclosing the material terms of the transactions contemplated hereby, and shall include the Transaction Documents as an exhibit to an appropriate filing under the Canadian securities laws and on Form 6-K under the U.S. securities laws. The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

         4.6. Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company covenants and agrees that neither it nor any other Person acting on its behalf will provide the Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto the Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

         4.7. Listing of Common Stock. The Company hereby agrees to use its commercially reasonable efforts to maintain the listing of the Common Stock on a Trading Market, and as soon as reasonably practicable following the date hereof (but not later than the Effective Date) to list all of the Shares on such Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed on such other Trading Market as promptly as possible. The Company will take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Trading Market.

         4.8. The Shares. Anything in this Agreement to the contrary notwithstanding, (i) the Company may not make a Draw Down to the extent that such Draw Down exceeds 4.9% of the then outstanding shares of Common Stock (not including the Shares), and (ii) at no time will the Company request a Draw Down which would result in the issuance of an aggregate number of shares of Common Stock pursuant to this Agreement which exceeds 19.9% of the number of shares of Common Stock issued and outstanding on the date hereof without first obtaining stockholder approval of such excess issuance, or such other amount as would require stockholder approval under the rules of applicable Trading Markets or otherwise without first obtaining stockholder approval of such excess issuance.

         4.9. Accuracy of Registration Statement. On each Settlement Date, the prospectus (including any prospectus supplement) included in the Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made; provided, however, the Company makes no representations or warranties as to the information contained in or omitted from the prospectus included in the Registration Statement in reliance upon and in conformity with the information furnished in writing to the Company by the Purchaser specifically for inclusion in the prospectus included in the Registration Statement.

         4.10. Notice of Certain Events Affecting Registration; Suspension of Right to Request a Draw Down. The Company will promptly notify the Purchaser in writing upon the occurrence of any of the events set forth in Section 3(d) of the Registration Rights Agreement. The Company shall not deliver to the Purchaser any Draw Down Notice during the continuation of any of the foregoing events. The Company shall promptly make available to the Purchaser any such supplements or amendments to the related prospectus, at which time, provided that the registration statement and any supplements and amendments thereto are then effective, the Company may recommence the delivery of Draw Down Notices.


                                   ARTICLE V.
                            CONDITIONS TO DRAW DOWNS

         5.1. Conditions Precedent to the Obligation of the Company to Sell the Shares. The obligation hereunder of the Company to issue and sell the Shares to the Purchaser is subject to the satisfaction or waiver, at or before each Settlement Date of each of the conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company in writing at any time in its sole discretion.

              (a) Accuracy of the Purchaser's Representations and Warranties. The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of each Settlement Date as though made at that time (except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such dates).

              (b) Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to each Settlement Date.

              (c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

              (d) No Proceedings or Litigation. No material Action shall have been commenced against the Purchaser or any of its Affiliates or transferees or the Company or any subsidiary, or any of the officers, directors or affiliates of the Company or any subsidiary, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

         5.2. Conditions Precedent to the Obligation of the Purchaser to Accept a Draw Down and Purchase the Shares. The obligation hereunder of the Purchaser to perform its obligations under this Agreement and to purchase the Shares is subject to the satisfaction or waiver at or before each Settlement Date set forth below. These conditions are for the Purchaser's sole benefit and may be waived by the Purchaser in writing at any time in its sole discretion.

              (a) Accuracy of the Company's Representations and Warranties. Each of the representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of each Settlement Date as though made at that time (except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date).

              (b) Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all material covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to each Settlement Date.

              (c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

              (d) No Proceedings or Litigation. No material Action shall have been commenced, against the Purchaser or the Company or any subsidiary, or any of the officers, directors or affiliates of the Company or any subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

              (e) No Suspension. Trading in the Common Stock shall not have been suspended by the SEC or the Nasdaq Stock Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the delivery of each Draw Down Notice), and, at any time prior to such Draw Down Notice, trading in securities generally as reported on the Nasdaq Stock Market shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported on the Nasdaq Stock Market unless the general suspension or limitation shall have been terminated prior to the delivery of such Draw Down Notice.

              (f) Material Adverse Effect. No Material Adverse Effect shall have occurred and be continuing.

              (g) Opinion of Counsel. The Purchaser shall have received a "bring-down" letter from the Company's counsel, confirming that there is no change from the counsel's previously delivered opinion, or else specifying with particularity the reason for any change.

              (h) Equity Conditions. During the Draw Down Pricing Period through the Settlement Date, all of the Equity Conditions shall have been met.


                                  ARTICLE VI.
                                DRAW DOWN TERMS

         6.1. Draw Down Terms. Subject to the satisfaction of the conditions set forth in this Agreement, the parties agree as follows:

              (a) The Company may, in its sole discretion, issue and exercise draw downs against the Commitment Amount (each a "Draw Down") during the Commitment Period, which Draw Downs the Purchaser shall be obligated to accept, subject to the terms and conditions of this Agreement. Before the Company shall exercise a Draw Down, the Company shall have caused a sufficient number of shares of Common Stock to be registered pursuant to a prospectus filed under Form F-10 to cover the resale in the United States of the Shares to be issued in connection with such Draw Down, and, on or before the Trading Day that such request is made, the Company shall have filed with the Commissions a prospectus supplement pursuant to applicable Canadian securities legislation setting forth the terms of the Draw Down. The Company agrees to request Draw Downs of at least an aggregate $25,000,000 during the Commitment Period, subject to Sections 6.1(c), 6.1(d) and to the termination of this Agreement, including, without limitation, pursuant to Article VII hereof.

              (b) Only one Draw Down shall be allowed in each Draw Down Pricing Period and the Company may not exercise a Draw Down until the applicable Trading Cushion has elapsed since the end of the previous Draw Down Pricing Period. The number of shares of Common Stock purchased by the Purchaser with respect to each Draw Down shall be determined as set forth in Section 6.1(d) herein and settled on the first Trading Day immediately after each consecutive [...] Trading Day period within a Draw Down Pricing Period (each such [...] Trading Day settlement period and each such settlement date referred to as a "Settlement Period" and a "Settlement Date", respectively).

              (c) The maximum Investment Amount as to each Draw Down shall be equal to $[...] (based on a [...] Trading Day Pricing Period, and pro-rated for shorter Pricing Periods).

              (d) The number of Shares of Common Stock to be issued on each Settlement Date shall be a number of shares equal to the sum of the quotients (for each Trading Day within the Settlement Period) of (x) the Investment Amount divided by the number of Trading Days in the Draw Down Pricing Period, and (y) the Purchase Price on each Trading Day within the Settlement Period, subject to the following adjustments:

                   (i) if the VWAP on a given Trading Day is less than the Threshold Price, then that portion of the Investment Amount to be paid on the immediately pending Settlement Date and the number of Shares to be issued shall be reduced by an amount equal to the Investment Amount divided by the number of Trading Days in the Draw Down Pricing Period and such Trading Day shall be withdrawn from the Draw Down Pricing Period (for greater certainty, if the VWAP is below the Threshold Price for all of the days of a Draw Down Pricing Period, the Company shall have no obligation to sell, nor shall the Purchaser have any obligation to buy, any Shares during or in respect of such Draw Down Pricing Period); and

                   (ii) if during any Trading Day during the Draw Down Pricing Period trading of the Common Stock on the Principal Market is suspended for more than 3 hours, in the aggregate, or if any Trading Day during the Draw Down Pricing Period is shortened because of a public holiday, then that portion of the Investment Amount to be paid on the immediately pending Settlement Date and the number of Shares to be issued shall be reduced by an amount equal to the Investment Amount divided by the number of Trading Days in the Draw Down Pricing Period and such Trading Day shall be withdrawn from the Draw Down Pricing Period; and

                   (iii) if during any Trading Day during the Draw Down Pricing Period sales of Draw Down Shares pursuant to the Registration Statement are suspended by the Company in accordance with Section 3(d) of the Registration Rights Agreement for more than three (3) hours, in the aggregate, then that portion of the Investment Amount to be paid on the immediately pending Settlement Date and the number of Shares to be issued shall be reduced by an amount equal to the Investment Amount divided by the number of Trading Days in the Draw Down Pricing Period and such Trading Day shall be withdrawn from the Draw Down Pricing Period.

              (e) The Company must inform the Purchaser by delivering a draw down notice, in the form of Exhibit D hereto (the "Draw Down Notice"), via facsimile transmission in accordance with Section 8.3, as to the amount of the Draw Down (the "Investment Amount") the Company wishes to exercise. The Draw Down Notice shall also inform the Purchaser of the number of Trading Days within the Draw Down Pricing Period, which must be in multiples of [...] up to a maximum of [...] consecutive Trading Days, and the first day of the Draw Down Pricing Period (the "Commencement Date"); provided; however, if the Commencement Date is the date on which the Draw Down Notice is delivered, the Draw Down Notice must be delivered to the Purchaser at least 1 hour before trading commences on such Trading Day. At no time shall the Purchaser be required to purchase more than the maximum Investment Amount for a given Draw Down Pricing Period.

              (f) On the Trading Day immediately following the last day of the Settlement Period, the Company shall deliver and the Purchaser shall acknowledge a settlement statement (the "Settlement Statement") setting forth the number of Draw Down Shares issuable and the aggregate Purchase Price as to such Settlement Period. Promptly upon execution of the Settlement Statement (but in no event more than 1 Trading day after the execution of such Settlement Statement), the Draw Down Shares purchased pursuant to such Settlement Statement shall be:

                   (i) delivered to the Purchaser, or its designees by electronic delivery through the Company's United States transfer agent. The Purchaser shall provide the Company with the requisite information for such delivery, including the Purchaser's DTC number and account number, sufficiently in advance of the Settlement Date to enable the Company to timely deliver Shares. Concurrently with the Company electronically delivering such Draw Down Shares to the Purchaser, by 1:00 p.m. ET, the Purchaser shall wire transfer immediately available funds to the Company's bank account, as designated by the Company in the Settlement Statement, for the amount of the aggregate Purchase Price of such Draw Down Shares; or

                   (ii) with the prior consent of the Purchaser, delivered by the Company to Purchaser (or its designee) to the address as designated in the Settlement Statement, the unlegended physical certificate for the Shares which shall be so delivered in lieu of the electronic delivery via the Company's United States transfer agent and in accordance with the terms of this Agreement.


                                  ARTICLE VII.
                                  TERMINATION

         7.1. Term. The term of this Agreement shall begin on the date hereof and shall end 24 months from the Effective Date or as otherwise set forth in Section 7.2.

         7.2.     Other Termination.

              (a) This Agreement shall terminate if (i) the Common Stock is de-listed from the Nasdaq Global Market unless the Common Stock is listed at such time on a Trading Market such de-listing is in connection with a subsequent listing on another Trading Market, (ii) the Company is subject to a Change of Control Transaction, (iii) the Company suffers a Material Adverse Effect which cannot be cured prior to the next Draw Down Notice, or
     (iv) the

     Registration Statement does not become effective by the 12-month anniversary of the date hereof.

              (b) The Company may terminate this Agreement upon [...] Trading Day's notice if (i) the Purchaser shall fail to fund a properly noticed Draw Down within [...] Trading Days of the end of the applicable Settlement Period or (ii) by the Company upon [...] Trading Days' prior written notice provided it has drawn down at least $25,000,000 under this Agreement.

              (c) Either party may terminate this Agreement upon 5 Trading Days' notice if the VWAP is below $[...] for more than [...] consecutive Trading Days (adjusted for any stock splits and the like after the date of this Agreement).

         7.3. Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.2 herein, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by either party. If this Agreement is terminated as provided in Section 7.1 or 7.2 herein, this Agreement shall become void and of no further force and effect, except for Article VIII herein, which shall survive the termination of this Agreement. Nothing in this Section 7.3 shall be deemed to release the Company or the Purchaser from any liability for any breach under this Agreement, or to impair the rights of the Company or the Purchaser to compel specific performance by the other party of its obligations under this Agreement.


                                 ARTICLE VIII.
                                 MISCELLANEOUS

         8.1. Fees and Expenses. The Company agrees to reimburse the Purchaser for its legal fees and other due diligence expenses up to an aggregate of $[...]. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

         8.2. Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

         8.3. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than

5:30 p.m. (New York City time) on any Trading Day, (c) the 2nd Trading Day following the date of mailing, if sent by a recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

         8.4. Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

         8.5. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

         8.6. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors. Neither party may assign this Agreement or any rights or obligations hereunder (other than by merger).

         8.7. No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.7.

         8.8. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

         8.9. Survival. The representations and warranties contained herein shall survive for one year from the earlier of the end of the Commitment Period or the earlier termination of this Agreement, as to direct actions by the Purchaser and the Company against each other, and for the applicable statute of limitations in respect of any third party action against Purchaser in its capacity as underwriter of the Shares.

         8.10. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

         8.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

         8.12. Replacement of Securities. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Shares.

         8.13. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

         8.14. Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto.

                            (Signature Pages Follow)

         IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.


Neurochem Inc.                                     Address for Notice:
                                                   -------------------
                                                   275 Armand Frappier Blvd.
                                                   Laval, Quebec H7V 4A7
                                                   Fax: 450-680-4501
By: /s/ Mariano Rodriguez                          Attn: CFO and General Counsel
     Mariano Rodriguez
     Vice President, Finance and CFO




By: /s/ David Skinner
     David Skinner
     Vice President, General Counsel and Corporate Secretary

With a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
Montreal, Quebec H9A 3N9
Fax: 514-841-6499
Attn: Richard Cherney and Neil Kravitz



                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                      SIGNATURE PAGE FOR PURCHASER FOLLOWS]

         IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.


Name of Purchaser: Cityplatz Limited

Signature of Authorized Signatory of Purchaser: /s/ Gordon Mundy

Name of Authorized Signatory: Gordon Mundy

Title of Authorized Signatory: Director

Signature of Authorized Signatory of Purchaser: /s/ Francis Webb

Name of Authorized Signatory: Francis Webb

Title of Authorized Signatory: For and on behalf of

Trident Trust Company (I.O.M.) Limited - Secretary

Email Address of Purchaser: ____________________________________________________

Fax Number of Purchaser: _______________________________________________________

Address for Notice of Purchaser:

Registered Address:
Trident Chambers
PO Box 146
Wickhams Cay
Road Town
Tortola
BVI

Mailing Address:
c/o Trident Trust Company (IoM) Ltd.
P.O. Box 175
12-14 Finch Road
Douglas, Isle of Man
IM99 1TT
Address for Delivery of Securities for Purchaser (if not same as above):

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1   NAME AND ADDRESS OF COMPANY

         Neurochem Inc. ("Neurochem")
         275 Armand-Frappier Blvd.
         Laval, Quebec
         H7V 4A7


ITEM 2   DATE OF MATERIAL CHANGE

         August 11, 2006


ITEM 3   NEWS RELEASE

         A press release was disseminated by Canada NewsWire on August 11, 2006 from Laval, Quebec.


ITEM 4   SUMMARY OF MATERIAL CHANGE

         Neurochem announced that it has received an approvable letter from the U.S. Food and Drug Administration (FDA) for eprodisate (Kiacta(TM) - formerly Fibrillex(TM)) for the treatment of Amyloid A (AA) amyloidosis.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         In its action letter, the FDA requested additional efficacy information, as well as a safety update. The FDA stated that this efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. The FDA asked for further manufacturing and pharmacokinetic information, and acknowledged that a QT clinical study should be submitted as part of a Phase 4 (post approval) commitment.

         Neurochem is working closely with the agency to secure as soon as possible the final approval without conducting a new efficacy clinical trial and is already starting to collect additional information as suggested by the FDA.

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         This report is not being filed on a confidential basis.


ITEM 7   OMITTED INFORMATION

         N/A


ITEM 8   EXECUTIVE OFFICER

         For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at 450.680.4570.


ITEM 9   DATE OF REPORT

         August 17, 2006

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1   NAME AND ADDRESS OF COMPANY

         Neurochem Inc. ("Neurochem")
         275 Armand-Frappier Blvd.
         Laval, Quebec
         H7V 4A7


ITEM 2   DATE OF MATERIAL CHANGE

         August 18, 2006


ITEM 3   NEWS RELEASE

         A press release was disseminated by Canada NewsWire on August 18, 2006 from Laval, Quebec.


ITEM 4   SUMMARY OF MATERIAL CHANGE

         Neurochem announced that Mr. Ronald Nordmann has resigned from the Board of Directors.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         Mr. Ronald Nordmann has resigned from the Board of Directors of Neurochem.


ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         This report is not being filed on a confidential basis.


ITEM 7   OMITTED INFORMATION

         N/A

ITEM 8   EXECUTIVE OFFICER

         For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at 450.680.4570.


ITEM 9   DATE OF REPORT

         August 18, 2006

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7

--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com


                  NEUROCHEM ANNOUNCES RESIGNATION OF A DIRECTOR

LAVAL, QUEBEC, AUGUST 18, 2006 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that Mr. Ronald Nordmann has resigned from the Company's Board of Directors. Mr. Nordmann joined the Board in 2002. During his tenure, he served on various committees and acted as the Lead Director for two years, up to May 2006.

"Ron has been a valued member of Neurochem's Board of Directors," said Dr. Francesco Bellini, Chairman, President and CEO of Neurochem. "We are grateful for his professional advice in addition to the counsel he has generously provided to Neurochem and we wish Ron the very best in the future."


ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Kiacta(TM)) is currently being developed for the treatment of AA amyloidosis, for which the Company received an approvable letter from the FDA in August 2006. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.


TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit our Web Site at www.neurochem.com.

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Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.